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January 15, 2009

John M. Ganley
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  BlackRock Fixed Income Value Opportunities (the
  "Trust")—File Numbers 333-155589 and 811-22252

Dear Mr. Ganley:

        We are in receipt of your comment letter dated December 19, 2008, regarding the Trust's Registration Statement on Form N-2 related to the issuance of common shares of the Trust. Please note that the name of the Trust has changed from BlackRock Credit Opportunities Trust to BlackRock Fixed Income Value Opportunities.

        The Trust has considered your comments and has authorized us to make on its behalf the responses and changes to the Trust's Registration Statement discussed below. These changes have been reflected in Pre-Effective Amendment No. 1 to the Trust's Registration Statement filed today on EDGAR ("Pre-Effective Amendment No. 1"). We are enclosing herewith a version of Pre-Effective Amendment No. 1 that has been marked to show the Trust's responses to your comments, as well as other changes made to the Registration Statement since its initial filing on November 21, 2008.

        The Trust's responses to your comments are set forth below. For ease of reference, each of your comments is set forth in bold and followed by the corresponding response.

Prospectus

Cover Page

        1.     The first paragraph on page iii of the Cover Page explains how shareholders may obtain various information about the Trust. Please indicate that shareholders may call the toll free number that has been provided: to request the Trust's annual and semi-annual reports (when they become available); to request other information about the Trust; and to make shareholder inquiries. See Item 1.d. of Form N-2. In addition, please state whether the Trust will make available its annual and semi-annual reports, free of charge, on or through its Web site. If the Trust does not intend to make its shareholder reports available on its Web site, disclose the reasons why it does not intend to do so. Id.

        Response: The disclosure has been revised to provide the requested information with respect to shareholder inquiries.

Prospectus Summary—Investment Policies (Page 1)

        2.     The third paragraph of this section (on page 2) states that the Trust may invest in swaps, including credit default swaps. Please make clear whether the Trust will engage in buying or selling credit default swaps, or both. If the Trust may sell credit default swaps, please describe the type of debt, including the rating of debt, that will be the subject of a credit default swap. Please also describe the asset coverage that the Trust must maintain for a credit default swap it sells. Finally, in the risk sections of the prospectus, please describe the risks of selling credit default swaps.

        Response: The Trust may buy and sell credit default swaps. The disclosure has been revised as requested. Please see the additional disclosure added to the "Investment Policies" and "Swap Risk" sections of the Prospectus.

        3.     Please disclose in this section that the Trust may invest in sub-prime mortgages or mortgage-backed securities that are backed by sub-prime mortgages. See, e.g., "Prospectus Summary—Mortgage-Backed Securities Risk" on page 8 of the prospectus.

        Response: The disclosure has been revised as requested. The following statement has been added to the "Prospectus Summary—Investment Policies" section:

  The Trust may invest in sub-prime mortgages or mortgage-backed securities that are backed by sub-prime mortgages.

        In addition, the Trust moved both the "Mortgage-Backed Securities Risk" and "Asset-Backed Securities Risk" disclosure up in the Prospectus Summary and in the body of the Prospectus so that each appears earlier in the respective section.

Summary of Trust Expenses (Page 21)

        4.     Page 34 of the prospectus states that the Trust may invest up to 10% of its assets in securities of other investment companies. Please either include a line item in the fee table for Acquired Fund Fees and Expenses, as required by Instruction 10 to Item 3 of Form N-2, or explain to us why including such a line item is unnecessary.

        Response: The Trust does not currently intend to invest its assets in other investment companies. However, the Trust would like to maintain the flexibility to do so in certain limited situations, such as shortly before conducting tender offers. As a result, the Trust supplementally informs you that the fees and expenses incurred indirectly by the Trust as a result of its investment in investment companies are not expected to exceed 0.01% of the average net assets of the Trust. In accordance with Instruction 10 to Item 3 of Form N-2, the Trust is not required to include a separate line item in the fee table for Acquired Fund Fees and Expenses.

        5.     Footnote (1) to the fee table states that the Trust may pay ongoing compensation to the Distributor on an annual basis in connection with (i) sales of common shares and (ii) the provision of ongoing shareholder services. Inasmuch as the offering will not be continuous, please explain to us why it is appropriate for the Trust to pay ongoing compensation on an annual basis to the Distributor after the completion of the offering. Please inform us whether the board of trustees will adopt a plan of distribution and whether the plan would be approved annually by the board. The placement of footnote (1) indicates that you intend to treat ongoing compensation paid to the Distributor as a Shareholder Transaction Expense. Please revise the fee table to include such expenses in the Annual Expenses section of the fee table.

        Response: The Trust notes that the standard front-end sales load for a closed-end fund offering is 4.5%. The Trust intends to charge a front-end sales load of 2.5% that will be paid by investors and to pay the Distributor out of the Trust's own assets an annual deferred sales charge of 0.25%. The Distributor generally will re-allow this amount to the respective selling agents based on the net asset value of the common shares owned by the respective selling agent's customers (although the Distributor is permitted to retain any amounts related to common shares it sold directly to its customers or that are waived by selling agents). Thus, the aggregate sales charge paid directly or indirectly by an investor will not exceed 4.0% of the amount invested (subject to increase or decrease depending on whether the amount invested appreciates or depreciates in value). The Trust also notes that its common shares will not be offered on a continuous basis. Thus, the ongoing 0.25% deferred sales charge that the Distributor is paid is in connection with the initial sale of the shares and not for ongoing sales efforts. The Trust has simply spread the traditional front-end sales load out over the course of six years and, in doing so, has benefited the investor by permitting a greater amount to be initially invested and by reducing the overall sales fee when compared to a typical closed-end fund offering.

        It is appropriate for the Trust to pay ongoing shareholder services fees because of the Trust's unique structure and because the Trust anticipates conducting annual tender offers beginning 2011. The Distributor (or the selling agents) will respond to and assist shareholders with any questions they might have about the structure of the Trust and about annual tender offers, including the manner in which the tender offers may be effected. In addition, the Distributor (or the selling agents) will provide or assist with other shareholder services throughout the life of the Trust, such as (i) answering shareholder inquiries regarding account status and history and certain other matters pertaining to a shareholder's investment in the Trust; (ii) designating and changing dividend options, account designations and addresses; (iii) preparing reports and transaction statements to shareholders; (iv) providing sub-accounting services for common shares held beneficially by shareholders; (v) forwarding reports of the Trust and other information to shareholders; (vi) receiving, tabulating and transmitting proxies and (vii) providing such other similar services as the Trust may reasonably request.

        The board of trustees will not adopt a plan of distribution because this is a one time offering and there is no need to monitor ongoing sales efforts. The board of trustees has been fully informed of the distribution arrangements and the sales load structure for the Trust and approved them at an in person meeting. In addition, the Distributor intends to report to the board of trustees on a quarterly basis ongoing service fees and deferred sales loads paid to the Distributor and re-allowed to selling agents (or retained by the Distributor) as a matter of best practice to facilitate the Board's oversight of the Trust.

        The requested revision to the fee table has been made.

Use of Proceeds (Page 22)

        6.     This section states that it is expected that the Trust will be able to invest substantially all of the net proceeds of the offering within approximately six months after the completion of the offering. Please provide the reasons why it is expected that there will be a delay in investing the proceeds of the offering. See Guide 1 to Form N-2 (providing that "[i]f the registrant expects the investment period to exceed three months, the reasons for the expected delay should be stated").

        Response: The disclosure has been revised accordingly. The reason for the expected delay is to provide the Trust with the ability to opportunistically invest the proceeds of the offering over a longer period in light of the current economic environment.

General Comments

        7.     Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

        Response: Your comment is noted.

        8.     We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

        Response: Your comment is noted.

        9.     If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

        Response: We hereby inform you that the Trust currently intends to omit traditional pricing information from the form of prospectus included with the Registration Statement that will be declared effective in reliance on Rule 430A under the Securities Act of 1933, as amended.

        10.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

        Response: The Trust has not submitted, nor does it expect to submit, any exemptive applications or no-action requests in connection with this registration statement.

        11.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

        Response: Your comment is noted.

        12.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Response: Your comment is noted.

* * *

Changes to the Registration Statement

In order to facilitate your review of Pre-Effective Amendment No. 1, we have set forth below a list of the more significant changes that the Trust made to Pre-Effective Amendment No. 1 that are not discussed in our responses to your comments above. Please note that the list is limited to those changes that we believe would be of interest to you. Changes made to Pre-Effective Amendment No. 1 included the following:(1)

(1)
For changes that were made in multiple locations, this list references the first place that they appear.

Prospectus

Cover Page

        1.     The Trust has changed its name from BlackRock Credit Opportunities Trust to BlackRock Fixed Income Value Opportunities.

        2.     The Trust has reordered the list of securities in which it will invest at least 80% of its assets.

Prospectus Summary—Investment Policies

        3.     The Trust has clarified when it may conduct tender offers and when it may begin liquidating.

        4.     The Trust has added disclosure with respect to its value investing style.

Prospectus Summary—Risks

        5.     The Trust has changed the order in which certain risk factors appear in the Prospectus Summary, namely it has moved "Mortgage-Backed Securities Risk" and "Asset-Backed Securities Risk" so that they appear earlier in the Prospectus Summary.

        6.     The Trust has added disclosure regarding the risks related to its value investing style.

        7.     The Trust has added disclosure regarding the risks related to conducting tender offers.

        8.     The Trust has added disclosure regarding the risks related to the sub-prime mortgage market and the possible effects of Congress imposing forbearance and other requirements on defaulted mortgages.

        9.     The Trust has added disclosure regarding the risks related to asset-backed securities due to the possible failure of U.S. auto manufacturers and the possibility of Congress imposing new regulations on the ability of credit card issuers to adjust the interest rates and exercise various other rights with respect to indebtedness extended through credit cards.

        10.   The Trust has added disclosure regarding the risks related to its limited term life.

The Trust's Investments—Investment Objective and Policies

        11.   The Trust has updated information relating to the status of the Federal National Mortgage Association and Federal Home Loan Mortgage Corporation.

The Trust's Investments—Investment Objective and Policies

        12.   The Trust has added information regarding the portfolio managers of the Trust.

Tender Offers

        13.   The Trust has added disclosure relating to the tender offer process. Specifically, the Trust has noted that it may extend the length of tender offers in accordance with applicable law and that it may choose to pay tendering shareholders with a promissory note.

Tender Offers—Exchange Privilege

        14.   The Trust has deleted this section as it will not be applicable.

Statement of Additional Information

Management of the Trust

        15.   The Trust has added information regarding the trustees of the Trust, including (i) the year that each trustee was born, (ii) the length of time served as a trustee of the Trust, (iii) the principal occupation during the past five years and other affiliations of each trustee, (iv) the dollar range of each trustee's equity securities held in the Trust, (v) the number of portfolios in the BlackRock closed-end fund complex overseen by each trustee, (vi) other directorships held by each trustee, (vii) each trustee's estimated compensation from each of (a) the Trust and (b) the Trust and the BlackRock closed-end fund complex and (viii) membership on various committees of the board of trustees and compensation paid to such trustees with respect thereto.

        16.   The Trust has added information regarding the officers of the Trust, including (i) the year that each officer was born, (ii) the title of each officer and (iii) the principal occupation during the past five years and other affiliations of each officer.

        17.   The Trust has added information regarding compensation paid to the portfolio managers and information about the other client accounts managed by the Trust's portfolio managers.

* * *

        We believe that the above responses adequately respond to the concerns raised in your comment letter. Should you have any additional comments or concerns, please feel free to contact me at (212) 735-3406.

Sincerely yours,
/s/ MICHAEL K. HOFFMAN Michael K. Hoffman
cc:	Anne Ackerley BlackRock Advisors, LLC